Exhibit 99.1

CORUS ENTERTAINMENT INC.

Annual and Special Meeting of Shareholders
January 13, 2010

REPORT OF VOTING RESULTS
National Instrument 51-102 - Continuous Disclosure Obligations, Section 11.3

The following matters were voted upon at the Annual and Special Meeting of Shareholders of Corus Entertainment Inc. (the “Company”) held in Calgary, Alberta (the “Meeting”) on January 13, 2010. Each of the matters set out below is described in greater detail in the Company’s Notice and Management Information Circular for the Annual and Special Meeting of Shareholders dated December 15, 2009 and mailed to Company’s shareholders prior to the Meeting:

1)	The fixing of the number of directors to be elected at the Meeting at 10 was approved by a show of hands. Votes of 2,917,230 (100%) for and 0 (0%) against were received.

2)	Each of the ten director nominees proposed by the Company were elected by a vote, conducted by ballot as follows:

Director Nominees	Voted For	% For	Vote Withheld	% Withheld
Fernand Bélisle	2,917,230	100%	0	0%
John M. Cassaday	2,917,230	100%	0	0%
Dennis Erker	2,917,230	100%	0	0%
Carolyn Hursh	2,917,230	100%	0	0%
Wendy A. Leaney	2,917,230	100%	0	0%
Susan E.C. Mey	2,917,230	100%	0	0%
Ronald D. Rogers	2,917,230	100%	0	0%
Terrance Royer	2,917,230	100%	0	0%
Heather A. Shaw	2,917,230	100%	0	0%
Julie M. Shaw	2,917,230	100%	0	0%

3)
The appointment of Ernst & Young LLP as auditors of the Company and the authorization of the directors to fix the remuneration of such auditors was approved by a show of hands. Votes of 2,917,230 (100%) for and 0 (0%) withheld were received.

4)
The amendment (the “Bylaws Amendment Resolution”) to the Company’s Bylaws passed by its Board of Directors to provide a definition for the positions of Vice-Chair and Independent Lead Director, to clarify the definitions in relation to the Chairman and the Managing Director (Chief Executive Officer), and to make all additional and ancillary amendments as required was approved by a show of hands. Votes of 2,917,230 (100%) for and 0 (0%) against were received.